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Exhibit 12.2

OFFICEMAX INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements

	Fiscal Year Ended
	December 29, 2007	December 30, 2006	December 31, 2005	December 31, 2004	December 31, 2003
	(thousands, except ratios)
Interest costs	$121,271	$123,082	$141,455	$155,689	$134,930
Interest capitalized during the period	—	—	—	28	391
Interest factor related to noncapitalized leases(a)	112,552	113,257	120,989	130,229	15,974

Total fixed charges	233,823	236,339	262,444	285,946	151,295
Preferred stock dividend requirements—pre-tax	3,961	4,037	4,378	12,211	13,864

Combined fixed charges and preferred dividend requirements	$237,784	$240,376	$266,822	$298,157	$165,159

Income (loss) from continuing operations before income taxes, minority interest, and cumulative effect of accounting changes	$337,527	$171,878	$(37,616)	$379,442	$49,240
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	(6,065)	(5,873)	(5,104)	(6,211)	(8,695)
Total fixed charges	233,823	236,339	262,444	285,946	151,295
Less interest capitalized	—	—	—	(28)	(391)

Total earnings before fixed charges	$565,285	$402,344	$219,724	$659,149	$191,449

Ratio of earnings to combined fixed charges and preferred dividend requirements	2.38	1.67	—	2.21	1.16
Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$—	$—	$47,098	$—	$—

(a)
Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.

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  Exhibit 12.2
OFFICEMAX INCORPORATED AND SUBSIDIARIES Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements